SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  Schedule 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURUSANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(b)
                                (Amendment No. 1)

                     Performance Technologies, Incorporated
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   71376K 10 2
                                 (CUSIP Number)

 CUSIP Number 71376K 10 2
          ---------------------

 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Charles E. Maginness
          ---------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b)
          ---------------------
 3        SEC USE ONLY

          ---------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------
                           5        SOLE VOTING POWER - 672,860
NUMBER
                   -------------------------------------------------------------
OF
                           6        SHARED VOTING POWER - 0
SHARES             -------------------------------------------------------------

BENEFICIALLY               7        SOLE DISPOSITIVE POWER - 672,860

OWNED              -------------------------------------------------------------

BY EACH                    8        SHARED DISPOSITIVE POWER  - 0
REPORTING          -------------------------------------------------------------
PERSON
WITH

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          692,860 (See Item 4 for disclaimer of beneficial ownership as to certain shares)
          ---------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          ---------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.6%
          ---------------------
12        TYPE OF REPORTING PERSON

          IN
          ---------------------

Item 1(a).        Name of Issuer:

                  Performance Technologies, Incorporated

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  205 Indigo Creek Drive
                  Rochester, New York 14626

Item 2(a).        Names of Person Filing:

                  Charles E. Maginness

Item 2(b).        Address of Principal Business Office, or, if None, Residence:

                  205 Indigo Creek Drive
                  Rochester, New York 14626

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  71376K 10 2

Item 3.           Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not Applicable

Item 4.           Ownership:

                  (a) Amount Beneficially Owned: 692,860 shares

Such amount consists of: (i) 579,613 shares owned by the Reporting Person directly; (ii) 93,247 shares owned by the Reporting Person's wife, as to which shares the Reporting Person disclaims beneficial ownership; and (iii) 20,000 shares subject to presently exercisable options held by the Reporting Person.

                  (b) Percent of Class: 5.6%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote: 672,860

                           (ii) shared power to vote or to direct the vote: 0

                           (iii) sole power to dispose or to direct the
                                 disposition of: 672,860

                           (iv) shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10.          Certification:

                  Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 2004                               /s/ Charles E. Maginness
                                                       ------------------------
                                                           Charles E. Maginness